Exhibit 99.1

Jean Bernard LEVY Chief Operating Officer IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION Fifteenth Annual Smith Barney Citigroup Entertainment, Media and Telecommunications Conference January 11, 2005

Vivendi Universal Today Reorganization is completed; Refocused on Media & Telecommunications and disposed of non-core assets; Significant improvement in operating results; Reinstating the dividend.

Reorganization Completed We have achieved the 2002 objectives to reorganize Vivendi Universal and create value for our shareholders: Disposed of over €20 billion in assets and invested €9.7 billion (€4bn in SFR Cegetel, €4.6bn in NBCU, €1.1bn in Maroc Telecom), reducing net debt to below €5 billion; Received an "investment-grade" rating from Moody's, Standard & Poor's and Fitch; Increased ownership in SFR Cegetel to 56%; Increased ownership in Maroc Telecommunications to 51%; Streamlined Canal+ and returned it to profitability and growth; Strengthened UMG's market position and improved profitability; Created NBC Universal, in which we retain a 20% stake; Recommended that the dividend be reinstated and should not be lower than €0.50 per share to be paid in 2005, based on 2004 earnings.

A Media & Telecommunications Company Telecom Media Mobile / Fixed line Mobile / Fixed line Networks / Cable / Film / Parks Pay-TV / Film Music Video Games Games Games 100% 92% 99% 20% (1) 56% 51% Fully Consolidated Fully Consolidated Fully Consolidated Equity Accounted Fully Consolidated Fully Consolidated (1) 20% controlling interest and an 18.5% equity ownership interest

Recent Events Achieved change in tax filing status which accelerates the use of €11.2 billion of cumulative operating losses in France; Increased Maroc Telecom ownership to 51%; Completed successful IPO of Maroc Telecom in December 2004; Finalized sale of 15% of Veolia Environnement for €1.5 billion; Won exclusivity for French National Soccer League for 2005-2008; SFR became the first cellular operator to launch 3G in France; Announced the redemption of the remaining €400 million of high yield bonds; Agreed to sell loss-making NC Numericable, while retaining 20% of the new cable company with 1.7 million subscribers; Will submit to the next General Meeting of Shareholders the creation of a Supervisory Board and a Management Board as components of the governance structure of the Company.

Focus Is On Creating Value In Our Businesses All decisions are made in order to improve earnings per share and cash flow in the business units: Canal + Group will generate growth by increasing subscribers, expanding distribution and working towards improving the structure of France's TV industry; Universal Music Group continues to fight piracy while investing in new business models and reducing costs by €350 million; VU Games' new team successfully launched its first online massive multiplayer game, World of Warcraft, while reducing costs and reorganizing the company; NBC Universal is now managed by the NBC team which has an excellent record of creating value; SFR Cegetel's and Maroc Telecom's strong operating results continue to improve.

YTD Results and FY 2004 Group Guidance For a reconciliation of net income(loss) to adjusted net income(loss), refer to the table in the supplementary schedules attached to the Nov. 17, 2004 third quarter earnings press release. Proportionate cash flow from operations excludes minority interests. Comparable basis essentially illustrates the effect of the divestiture of Vivendi Universal Entertainment (VUE), the divestitures at Canal + Group (Telepiu, Canal + Nordic, Canal + Benelux, etc), VUP (Comareg and Atica & Scipione) and Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group, and Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. Cash flow from operations (consolidated and proportionate) on a comparable basis does not include NBC Universal's dividends in 2004.

Media

CANAL+ Group

CANAL+ GROUP

French Pay-TV leader with 8 million subscriptions

- **French Pay-TV industry: low penetration rate with strong potential upside**

End 2003	Number of households with TV	Pay TV penetration rate	Cable penetration rate	Satellite penetration rate	Premium network penetration
	23m	37%	9%*	15%*	19%*

* 6% of subscribers have more than one subscription
Source: INSEE, AFORM, CanalSatellite, TPS, CANAL+

- **Canal + Group won exclusivity for the French National Soccer League for the 2005-2008 season, thus strengthening its leadership position;**
- **Opportunity to streamline the French satellite offer;**
- **Expand distribution of Canal + onto digital platforms including ADSL, DTT.**

Note: VU has a 66% equity interest in CanalSatellite, a 64% interest in Multithématiques and a 49% interest in Canal+ S.A.

VIVENDI UNIVERSAL

9

Universal Music Group

World's #1 music company and #3 music publisher

2003 Market Share Comparison


25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
23.5%
22.2%
UMG
Sony/BMG
WMG
EMI

Source: UMG calculation based on IFPI data and methodology

U.S. Album Unit Sales Growth YTD 12/26/04


10.0%
5.0%
0.0%
-5.0%
-10.0%
Total
1.4%
UMG
6.7%
WMG
-6.6%
Sony
BMG
0.4%
EMI
4.8%
Other
0.8%

UMG Overall Market Share 29.5%

UMG Current Market Share 32.1%

- **Industry dynamics remain challenging;**
- **Continue to pursue fight against piracy and counterfeiting;**
- **Rebound in the U.S. but France, Germany and Japan remain difficult;**
- **Stable management team strengthening market position and margins;**
  - Targeted cost cut of €350 million for 2003-2005;
- **Digitized music creates opportunities to develop new business models;**
  - iPods and master tone cell phones create large downloading potential;
- **Invest in recorded and music publishing with several small acquisitions.**

Source: SoundScan*

* Vivendi Universal cannot vouch for the accuracy of SoundScan data.

10

2003 2008 PC 3.2 3.5 Console 10.8 13.5 Handheld 2.4 3.8 Online 1.1 5.7 Mobile 1.1 4.7 Games industry expected to grow 11% CAGR from 2003 to 2008; Online market expected to grow approximately 37% CAGR from 2003 to 2008; VU Games focused on: Expanding into the Online Massive Multi- player market, World of Warcraft is becoming the new market reference: Most successful PC game launch ever in the U.S., breaking first day sales in North America Fastest growing multiplayer online role- playing game in history Enhancing intellectual property; Next generation console games Continuing to reduce fixed cost structure. $ billions $18.6B CAGR 03-06: 8%, 06-08: 13% CAGR 03-08: 11%* Strong popular franchises in PC, console, handset and online games Vivendi Universal Games Sources: 2003: syndicated data for U.S., UK, France, Germany, Australia, Japan, Spain, Portugal, Korea, China and Taiwan collected through NPD Techworld, NPD Funworld, Chart Track, GfK, Media Control, Inform Data, Interbase 2004-2008 VUG projections based on projected market by The Themis Group, PriceWaterhouseCoopers, DFC, IDG, Beta Monitor

NBC Universal Network Other TV DVD Box Office 0.15 0.65 0.15 0.05 Tougher network ratings, but lower cost; Build on recent strong film performance ... DVD, Pay TV, etc.. Cable properties solidly growing; Invest for future ... HD, global distribution, TV & film development; Continue integration ... cost control & new revenue streams. Network Primetime Film DVD Box Office News Daytime Nighttime Cable Production Stations Parks 65% 15% 15% 5% Strong NBC position ... Universal balances portfolio and accelerates growth Source: GE presentation - December 14, 2004 2005F Revenues ~$15 Billion

Telecommunications

0% 20% 40% 60% 80% 100% France Belgium Germany Switzerland Netherlands UK Spain Greece Sweden Italy France is the lowest penetrated Western European mobile market 71% at September 30, 2004; Strong fundamentals at SFR 35% market share; Focus on top line growth; increasing penetration, voice usage and non-voice services with 3G; Benefit from synergies with Vodafone; Largest alternative fixed-line player in France #1 or # 2 in every segment of the alternative fixed-line market; Successful launch of ADSL retail offer in 2004. Penetration rate in major European countries March 2004 Average = 85% SFR Cegetel Strong fundamentals in an expanding market Source: ART, Omsyc

Maroc Telecom Healthy economy and favorable demographics, 2005 GDP growth expected to be 3-4%; Mobile penetration, 27% of population, expected to grow; #1 mobile player with ~ 70% market share in a fast-growing Moroccan mobile market; Only fixed-line operator; Benefits from synergies with SFR Cegetel; EBIT margins > 40%. Note: VU has a 51% equity interest in Maroc Telecom (1) Source: ANRT € millions 11.5% CAGR 2001 2002 2003 Moroccan Telecom Market Growth (1) Successful IPO valuing Maroc Telecom at €7.4 billion at year end

Strategy

Strategy Vivendi Universal has achieved the objectives it set out to accomplish in 2002; Debt has been reduced and operations streamlined and restructured to improve results; Recommended a new dividend policy that allows the shareholders to benefit from the growth in cash flow generation over the next several years; Vivendi Universal's strategy is to increase value within its media and telecommunications businesses by: leveraging positive global trends in our two sectors of media & telecommunications, focusing on driving organic growth within its operations and improving cash flow, making selective acquisitions to enhance existing businesses.

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third Avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the estimated levels of cash-flow and revenues stated will not be realized; the synergies and other benefits associated with certain transactions will not be materialized; the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan and maturity extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers (AMF) (www.amf-france.org). Investors and security holders may obtain copies of such documents free of charge at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor does it have any obligation, to provide updates or revise any forward-looking statements. Important Legal Disclaimer